Exhibit 2

PROXY STATEMENT
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SILICOM LTD.
8 Hanagar St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
April 14, 2013

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Sunday, April 14, 2013, at 12:00 noon Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 7, 2013. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on March 11, 2013 are entitled to vote at the Meeting. On February 28, 2013 7,085,964 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Sunday, April 21, 2013 at 12:00 noon Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 1 and 7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Each of Proposals 2, 3, 4, 5 and 6, pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the respective proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent of the aggregate voting rights in the company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals  2, 3, 4, 5 and 6 (please see the definition of the term “Personal Interest” with respect to each of these Proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposals 2,3,4, 5 and 6 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of February 28, 2013, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 7,085,964 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name and Address	Number of Shares Owned	Percent of Class
Zohar Zisapel(1)	1,511,722	21.33%
Wellington Management Company, LLP (2)	542,577	7.66%
Yelin Lapidot Holdings Management Ltd.(3)	478,674	6.76%
All directors and officers as a group	1,728,250	24.30%
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(1)	As reported on the Schedule 13 D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.
(2)
As reported on the Schedules 13G filed by each of Wellington Management Company, LLP (“Wellington Management”) and Wellington Trust Company, NA (“Wellington Trust”, and collectively with Wellington Management, “Wellington”) with the Securities and Exchange Commission on February 14, 2013, Wellington in its capacity as investment adviser may be deemed to beneficially own 542,577 Ordinary Shares of the Company, and has shared power to vote and dispose of (or to direct such actions) such Ordinary Shares.  Wellington has reported that it filed the Schedules 13G in its capacity as investment adviser, and the Ordinary Shares of the Company are owned of record by clients of Wellington, who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such Ordinary Shares, and that no such ultimate client of Wellington is known to have such right or power with respect to more than five percent of the Ordinary Shares of the Company.

(3)
As reported directly to the Company by Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (“Yelin Lapidot”), in letters dated February 13, 18 and 25, 2013, 478,674 Ordinary Shares of the Company are beneficially owned by Yelin Lapidot via two of its subsidiaries, Yelin Lapidot Provident Funds Management Ltd. which holds 206,309 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 272,365 Ordinary Shares of the Company.

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PROPOSAL 1

RE-ELECTION OF DIRECTORS

The management of the Company has selected the persons named below for re-election as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting and until their respective successors are duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

Messrs. Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Avi Eizenman	55
Mr. Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as President and Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in electrical engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (‘Shaike’) Orbach	61
Mr. Orbach has been President and Chief Executive Officer of the Company since April 2001. In December 2001, Mr. Orbach was named a Director of the Company. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in mechanical engineering from the Technion.

Zohar Zisapel	64
Mr. Zisapel is a co-founder of the Company. He served as a Director from the Company's inception and until 2001. In September 2010, he was elected again as Director in the Company. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as chairman of three other public companies in the RAD Group – Ceragon Networks Ltd. (Ticker Symbol CRNT), RADVision Ltd. (Ticker Symbol RVSN) and RADCOM Ltd. (Ticker Symbol RDCM) – and as chairman or director of several private companies belonging to the RAD Group. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F). Since July 2008, Mr. Zisapel has been a director of Amdocs Limited (Ticker Symbol DOX).   Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

Messrs. Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Avi Eizenman and Zohar Zisapel as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors have been duly elected, and to re-elect Yeshayahu (‘Shaike’) Orbach, as a director of the Company until the next Annual General Meeting of the Company’s shareholders and until his successor has been duly elected, subject to his continued employment as President and Chief Executive Officer of the Company”.

The election of Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL 2

ELECTION OF MS. AYELET AYA HAYAK AS ONE OF THE EXTERNAL DIRECTORS OF THE COMPANY

The Board of Directors has nominated Ms. Ayelet Aya Hayak for election as one of the external directors of the Company, to serve for a term of three years commencing on July 1, 2013.

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. An external director must be elected by the shareholders. The initial term of office of an external director is three years and may be extend for two additional terms of three years each.

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

Under the Companies Law, a person may be appointed as an external director if he or she possesses “accounting and financial expertise” or “professional qualifications”, and is otherwise qualified to serve as a director. At least one of the external directors of a company must possess “accounting and financial expertise”. The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” are determined under the Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications) – 2005 (the “External Director Qualification Regulations”)).

A person may not serve as an external director if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or  anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company. Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. An office holder is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person’s position or other activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

Ms. Ayelet Aya Hayak is hereby nominated to replace Ms. Einat Domb-Har as an external director of the Company. Ms. Domb-Har, was initially appointed as an external director of the Company in 2004, following which her appointment was extended by the shareholders of the Company for two additional three-year terms.

Set forth below is certain information concerning the professional experience and qualifications of Ms. Hayak:

Nominee	Age	Principal Occupation

Ayelet Aya Hayak	43
Ms. Hayak serves as a director in several public companies, among which are New Horizon Group Ltd., One Software Technologies (O.S.T.) Ltd., MYDAS Fund Investments Ltd., Danel (Adir Yehushua) Ltd., B.S.R. Projects Ltd., Financitech Ltd., and M.I. Holdings Ltd. Additionally, Ms. Hayak also serves as the chairman of the board of directors of S.D.S (Star Defense Systems) Ltd. Between 2009 and 2011 Ms. Hayak served as the CEO of Paula Ltd. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ms. Hayak has attested to the Board of Directors and the Company that she meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Ms. Hayak and has determined that Ms. Hayak has the requisite “accounting and financial expertise” and the “professional qualifications”, in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Ms. Hayak meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

In the event that Ms. Hayak should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Ms. Hayak, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Ms. Hayak.

If elected pursuant to this Proposal 2, Ms. Hayak will enter into an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to elect Ms. Ayelet Aya Hayak as an external director of the Company for an initial three year term, commencing on July 1, 2013”.

Pursuant to the Companies Law, approval of this Proposal 2 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•
the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for his or her vote to be counted with respect to this Proposal 2. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, his, her or its vote with respect to this Proposal 2 will be disqualified.

 For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors recommends a vote FOR approval of the election of Ms. Ayelet Aya Hayak as an external director of the Company.

PROPOSAL 3

RE-ELECTION OF MR. ILAN EREZ AS ONE OF THE EXTERNAL DIRECTORS OF THE COMPANY

The Board of Directors has nominated Mr. Ilan Erez for re-election as one of the external director of the Company, to serve for an additional term of three years commencing on July 1, 2013.

See Proposal 2 above for an overview of the requirements governing the appointment of external directors pursuant to the Companies Law.

In the event that Mr. Erez should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Mr. Erez, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Mr. Erez.

Set forth below is certain information concerning the professional experience and qualifications of Mr. Erez:

Nominee	Age	Principal Occupation

Ilan Erez	45
Mr. Ilan Erez has served as an external director of the Company since 2010. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. Since July 2005, Mr. Erez has served as Chief Financial Officer of Cimatron Ltd. (Ticker Symbol CIMT), a company that is engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries.  He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of Price Waterhouse Coopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

Mr. Erez has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Mr. Erez and has determined that Mr. Erez has the requisite “accounting and financial expertise” and the “professional qualifications”, in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Mr. Erez meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

If re-elected pursuant to this Proposal 3, Mr. Erez will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED, to re-elect Mr. Ilan Erez as an external director of the Company for an additional three year term, commencing on July 1, 2013”.

Pursuant to the Companies Law, approval of this Proposal 3 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•
the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company

The Board of Directors recommends a vote FOR approval of the re-election of Mr. Ilan Erez as an external director of the Company.

PROPOSAL 4

REMUNERATION OF EXTERNAL DIRECTORS

Pursuant to the Companies Law, payment of remuneration to the Company's External Directors in an amount which falls between the minimum and the fixed amounts of the annual and participation fees permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 (the "External Directors Compensation and Expenses Regulations"), requires approval by each of the Compensation Committee, the Board of Directors and shareholders of the Company, in such order.

It is expected that the matter of the remuneration of the nominees for appointment as External Directors as set forth in Proposals 2 and 3 above, in the amount of the minimum annual and participation fees permitted under External Directors Compensation and Expenses Regulations, will be presented to the Compensation Committee and the Board of Directors of the Company for their respective approvals prior to the date of the Meeting.

The shareholders are being asked to approve remuneration to each of the nominees for election as an External Director, Ms. Ayelet Aya Hayak and Mr. Ilan Erez, if elected pursuant to Proposals 2 and 3 above, and subject to the receipt of prior approval by the Compensation Committee and the Board of Directors of the Company by  the date of the Meeting, in the amount of the minimum annual and participation fees as provided for in Appendix B and Appendix C, respectively, of the External Directors Compensation and Expenses  Regulations, during their respective terms as External Directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, that, subject to the approval by the Shareholders of their election as External Directors, and to the receipt prior to the date of the Meeting of approval by each of the Compensation Committee and the Board of Directors of the Company for the remuneration to each of the Company’s External Directors (as defined in the Israeli Companies Law) in the amount of the minimum annual and participation fees as provided for in Appendix B and Appendix C, respectively, of the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000, during their respective terms as External Directors of the Company, to approve such remuneration to the External Directors.

Pursuant to the transition rules set forth in Amendment 20 of the Companies Law (see Proposal 5 below for additional information regarding Amendment 20 to the Companies Law), approval of this Proposal 4 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 5

SALARY INCREASE AND GRANT OF A BONUS FOR THE YEAR 2012 TO THE ACTIVE
CHAIRMAN OF THE BOARD OF DIRECTORS

The Compensation Committee and the Board of Directors of the Company have approved a salary increase and the grant of a bonus for the year 2012 to Mr. Avi Eizenman, the Active Chairman of the Board of Directors, such that Mr. Eizenman’s monthly salary shall be, effective as of January 1, 2013, NIS 87,740, and that Mr. Eizenman will be entitled to receive an annual bonus with respect to 2012 in the amount of NIS 721,000.

Pursuant to a recent amendment to the Companies Law (“Amendment 20”), the terms of office and compensation of office holders of publicly traded Israeli Companies, require the approvals of each of the Compensation Committee of the Company (the “Compensation Committee”), the Board of Directors, and the shareholders of the Company, in such order.

Following the enactment of Amendment 20, the compensation committees of Israeli publicly traded companies must be comprised of at least three members, which include all of the external directors of a company. The external directors must also constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not serve as a member of the compensation committee.   In December 2012 the Board of Directors appointed Mr. Ilan Erez and Ms. Einat Domb-Har, the Company’s two external directors, to serve as members of the Compensation Committee, together with Mr. Zohar Zisapel. Additionally, the Board of Directors removed Mr. Avi Eizenman, the Active Chairman of the Board of Directors, from the Compensation Committee and appointed Mr. Ilan Erez, an external director, to serve as the Chairman of the Compensation Committee.

Under Amendment 20, a board of directors of an Israeli publicly traded company, following the advisement of the Compensation Committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company's officer holders will be decided.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined based on, and take into account, the following parameters (hereinafter: “Officers’ Compensation Parameters”):

a.	advancement of the goals of the Company, its working plan and its long term policy;

b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies;

c.	the Company’s size and nature of its operations;

d.	the contributions of the relevant office holders in achieving the goals of the Company and profit in the long term in light of their positions;

e.	the education, skills, expertise and achievements of the relevant office holders;

f.	the role of the office holders, areas of their responsibilities and previous agreements with them;

g.	the correlation of the proposed compensation with the compensation of other employees of the Company, and the effect of such differences in compensation on the employment relations in the company; and

h.	the long term performance of the office holder.

Until such time that a company adopts a compensation policy, compensation of officers must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company.  Our Compensation Committee and Board of Directors are currently reviewing the compensation of officers at the Company, with the aim of preparing and approving a compensation policy applicable to all officers of the Company, and bringing such policy for approval of the shareholders prior to September 2013 as required under Amendment 20.  Until such time, management seeks approvals for officer compensation in accordance with the transition rules set forth under Amendment 20 as applicable to the particular officer and/or proposed compensation. Following the approval of the Compensation Committee, the Board of Directors approved the proposals to increase the salary of Mr. Avi Eizenman and to grant him a bonus for the year 2012. In accordance with the transition rules set forth under Amendment 20, the Compensation Committee and the Board of Directors reviewed the proposals to approve a salary increase and to grant a bonus for the year 2012 to Mr. Eizenman, while taking into account the Officers’ Compensation Parameters, as set forth above. The Compensation Committee and the Board of Directors are of the view that the activities of Mr. Eizenman as an Active Chairman of the Board of Directors bring value to the Company and contribute greatly to the Company and its results.  In taking into account such Officers’ Compensation Parameters, and the proposed compensation to Mr. Eizenman, the Compensation Committee and the Board of Directors determined that such proposals are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Eizenman’s important role in the Company, his qualifications and experience, and Mr. Eizenman’s paramount contribution to the Company’s continued on-going success over the previous years.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

PROPOSAL 5.A

INCREASE IN THE SALARY OF THE ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

“RESOLVED, to approve an increase in the salary of Mr. Avi Eizenman, the Active Chairman of Board of Directors, such that the monthly salary of Mr. Eizenman shall be, effective as of January 2013, NIS 87,740.”

PROPOSAL 5.B

GRANT OF A BONUS FOR THE YEAR 2012 TO THE ACTIVE CHAIRMAN OF THE
BOARD OF DIRECTORS

“RESOLVED, to approve the grant of a bonus for the year 2012 in the amount of NIS 721,000 to Mr. Avi Eizenman, the Active Chairman of the Board of Directors.”

Pursuant to the Companies Law, approval of each of Proposals 5.A and 5.B (together “Proposal 5”) requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposals, recommends a vote FOR approval of a salary increase and the grant of a bonus for the year 2012 to Mr. Avi Eizenman, the Active Chairman of the Board of Directors

PROPOSAL 6

SALARY INCREASE AND GRANT OF A BONUS FOR THE YEAR 2012 TO THE COMPANY’S
PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Compensation Committee and the Board of Directors have approved a salary increase and the grant of a bonus for the year 2012 to Mr. Yeshayahu (‘Shaike’) Orbach, the President and Chief Executive Officer of the Company, such that Mr. Orbach’s salary shall be, effective as of January 1, 2013, NIS 71,690, and that Mr. Orbach will be entitled to receive an annual bonus with respect to 2012 in the amount of NIS 721,000.

Pursuant to Amendment 20 of the Companies Law, the terms of office and compensation of office holders of publicly traded Israeli Companies, require the approval by each of the Compensation Committee, the Board of Directors, and the shareholders of the Company, in such order.

See Proposal 5 above for an overview of the requirements regarding approval of terms of office and compensation of office holders of publicly traded Israeli companies pursuant to Amendment 20.

Following the approval of the Compensation Committee, the Board of Directors approved the proposal to increase the salary of Mr. Yeshayahu (‘Shaike’) Orbach and to grant him a bonus for the 2012. In accordance with the transition rules set forth under Amendment 20, the Compensation Committee and the Board of Directors reviewed the proposals to approve a salary increase and a grant of a bonus for the year 2012 to Mr. Orbach, while taking into account Officers’ Compensation Parameters, as described in Proposal 5 above.  The Compensation Committee and the Board of Directors are of the view that the activities of Mr. Orbach as President and Chief Executive Officer bring value to the Company and contribute greatly to the Company and its results.  In taking into account such Officers’ Compensation Parameters, and the proposed compensation to Mr. Orbach, the Compensation Committee and the Board of Directors determined that such proposals are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Orbach’s important role in the Company, his qualifications and experience, and Mr. Orbach’s paramount contribution to the Company’s on-going success over the previous years.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

PROPOSAL 6.A

INCREASE IN THE SALARY OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE COMPANY

“RESOLVED, to approve an increase in the salary of Mr. Yeshayahu (‘Shaike’) Orbach, the Company’s President and Chief Executive Officer, such that the monthly salary of Mr. Orbach shall be, effective as of January 1, 2013, NIS 71,690.”

PROPOSAL 6.B

GRANT OF A BONUS FOR THE YEAR 2012 TO THE PRESIDENT AND CHIEF
EXECUTIVE OFFICER OF THE COMPANY

“RESOLVED, to approve the grant of a bonus for the year 2012 in the amount of NIS 721,000 to Mr. Yeshayahu (‘Shaike’) Orbach, the Company’s President and Chief Executive Officer.”

Pursuant to the Companies Law, approval of each of Proposals 6.A and 6.B (together “Proposal 6”) requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 6. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, his, her or its vote with respect to this Proposal 6 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors, with the exception of Mr. Yeshayahu (‘Shaike’) Orbach who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of a salary increase and a grant of a bonus for the year 2012 to Mr. Yeshayahu (‘Shaike’) Orbach, the Company’s President and Chief Executive Officer.

PROPOSAL 7

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A
MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE
COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE COMPENSATION OF
SUCH AUDITORS

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2013, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believe that the selection of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 7, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2013, and until the next annual general meeting of the Company’s shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of Somekh Chaikin and authorization of the Audit Committee to set their compensation requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote FOR approval of the appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2013, and until the next annual general meeting of the Company’s shareholders, and for the authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services.

REVIEW THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER
31, 2012, AND TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE
THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2012 and the Consolidated Statement of Income for the year then ended. The Company intends to publish its audited financial statements for the fiscal year ended December 31, 2012 by no later than March 31, 2013. Once published, they will be filed together with the Company’s Annual Report on Form 20-F, which will be filed on with the Securities and Exchange Commission and available at their website upon filing, www.sec.gov, and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and you may request that a copy be mailed to you.  The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.
_________________________________

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. This proxy statement is also available on the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 5, 2013. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  MARCH 5, 2013,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: March 5, 2013